Freegold Ventures Ltd.
Common Shares
356455105
October 31, 2003


CUSIP 356455105
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 5,404,500

6. 37,087

7. 5,404,500

8. 37,087

9.  115,000

10. n/a

11. 0.4%

12. BD


Item 1
(a) Freegold Ventures Ltd.
(b) 2303 West 41st Avenue
    Vancouver, BC  V6M 2A3
    CANADA

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 356455105

Item 3
n/a

Item 4
(a) 115,000
(b) 0.4%
(c) (i) 5,404,500
    (ii) 115,000
    (iii) 5,404,500
    (iv)  115,000

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
November 10, 2003
Neal Nenadovic
Chief Financial Officer